PROGEN
                                                              INDUSTRIES LIMITED

MEDIA RELEASE - AGM 2002
CHAIRMAN'S ADDRESS


Good Morning Ladies and Gentlemen. On behalf of your board I extend a warm welcome to you to the 7th annual general meeting of Progen Industries Limited.

The year 2002, while a difficult one for listed companies particularly the biotech sector in Australia, was one of achieving milestones in all areas for Progen.

You will have received your copy of the Annual report containing detailed information about our progress over the past financial year so I will not repeat it all, but I would like to recall several of the more important details contained in that report.

Our revenue increased to $ 3.85 million from $2.434 million last year, It represents a 58% increase over the previous financial year. This is largely attributed to our Commercial Services activities consistently generating income through contract services manufacturing and life sciences product distribution.

The operating loss of $6.156 million compared to a loss of $1.147million for the previous period, The previous result included a report of $5.18 million for the receipt of a 19.9% equity interest in Medigen Biotechnology Corporation for nil consideration.

Our R&D expenses also increased marginally to $4.169 million from $4.153 million from last year, This is largely attributed to the commencement of Phase II human trials and the increased expenditure incurred in progressing the development of the Company's technology platform of drug development.

Our  lead compound PI-88 is now in four trials in patients with advanced cancers
- here in Australia, in Colorado and in Taiwan. The latest trial in Colorado is being tested in combination with Taxotere, a commonly used chemotherapy treatment, at the University of Colorado Cancer Center in Denver USA.


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                                                              PROGEN
                                                              INDUSTRIES LIMITED

MEDIA RELEASE - AGM 2002
CHAIRMAN'S ADDRESS


While it would be unrealistic of the company to set a date for the results of the trials, Lewis Lee will present to you an update of the current trials status.

This morning we were pleased to announce that Dr Scott Holden, the Principal Investigator of the PI-88 trial in Colorado, has presented a paper at a major European Cancer Conference illustrating that PI-88 is well tolerated and demonstrates encouraging anti-cancer activity in some patients.

According to Dr Holden's trials, PI-88 showed little sign of toxicity and the progression of advanced cancers in some patients has been slowed for extended periods.

I need not remind you of the importance of external validation for our lead compound. We are fortunate to have leading oncology doctors here and overseas working on the trials of PI-88. One of our directors, Professor John Zalcberg has just returned from this Conference, he will present to you the most updated information for the PI-88 trials in the US after Lewis Lee 's address.

Furthermore, following the end of the 2001-2 financial year, we also announced the addition of a new cancer drug, PI-166, to our pipeline.

The huge significance of this announcement is that we can dispel the 'one drug company' myth and consolidate our position as a serious contender in the cancer drug development field.

For reasons of commercial confidence, we are obliged not to reveal too much information about PI-166 - I will let Lewis Lee expand more on this new drug and its potential.

I congratulate to our drug discovery team who have also had a successful year, meeting the milestones of the $3.1m START grant and lodging two patents to cover the chemistry underlying the platform.


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                                                              PROGEN
                                                              INDUSTRIES LIMITED

MEDIA RELEASE - AGM 2002
CHAIRMAN'S ADDRESS


Your company is very fortunate to have world-class scientific minds contributing to aspects of the Progen's drug discovery science from which PI-88 emerged - Professors Chris Parish and Martin Banwell from ANU, Mark von Itzstein from Griffith.

The past financial year has been one of increasing skepticism towards public companies here and overseas. We are well aware that our share price remains lower than we would like -the Australian biotechnology sector has been among the hardest hit of the market sectors during the past year - take some heart from the fact that we are not alone and that Progen's dedication to delivering shareholder value remains unswerving.

We remain focused on growing the value of your company through alliances to commercialise opportunities for PI-88, PI-166 and from our drug discovery efforts.

The Progen people and their expertise are our major asset and I would like to take this opportunity to congratulate all staff, management and directors for their contribution and belief in Progen.

And to our shareholders, I thank you for your support of the company and encourage you to maintain your belief in Progen. We remain committed to excellence, hard work and getting the most from both our technology and our people.

I would like to hand over now to the Managing Director Lewis Lee.


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                                                              PROGEN
                                                              INDUSTRIES LIMITED

MEDIA RELEASE - AGM 2002
Managing Directors Review


Ladies and gentlemen,

My name is Lewis Lee and I have been the company's managing director since February 2000.

The past year has been one of massive global change across all aspects of our lives. As this relates to the Financial, Healthcare and Biotechnology spheres in which Progen operates, many companies are being forced to re-think and react more critically. Our strategy of focusing on value-adding fundamentals to drive long-term performance is therefore apt for a biotechnology company operating and competing in these uncertain times.

In a little over two years Progen has;

     - Restructured its business activities to provide better focus in all three areas of engagement, Drug Discovery, Drug development and Commercial Services.
     - Secured a $3.1m START Grant to develop our Drug Discovery capabilities that is continuing to fuel in-house IP generation and future clinical development.
     -    Progressed PI-88 to Phase II development in multiple cancer types.
     - In-licensed a promising new anti-cancer compound that not only adds significant breadth to our drug pipeline, but is competing in an area of huge unmet medical need.
     - Entered collaboration with Griffith University for the discovery of new drugs for the treatment of inflammatory diseases.
     -    Added to and streamlined our IP portfolio.
     - Attained profitability in Commercial Services businesses by increasing revenues and capping costs.

Therefore it is indeed frustrating for us, as I am sure it is for shareholders to see all this achievement not being reflected in our current share price.

The company's performance over the last 12 months is further testament to our belief that Progen's foundations as a progressive biotechnology company have never been better.

Let me elaborate on these areas specifically;

Drug Discovery - structure based design platform for the development of drugs that inhibit carbohydrate-binding proteins.

Clinical Development - initiation of 3 trials for lead compound PI-88 in various cancers. The addition of PI-166 for primary liver cancer.

Commercial Services - Contract Manufacturing and Lifesciences Sales & Distribution.


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                                                              PROGEN
                                                              INDUSTRIES LIMITED

MEDIA RELEASE - AGM 2002
Managing Directors Review


Our Drug Discovery efforts are about building Progen's future drug pipeline and sustainability as a Biotechnology industry player. This is underpinned by a Technology Platform that was endorsed by a $3.1 million AusIndustry START Grant in October last year.

The Technology Platform is focused on the importance of the interactions of specific carbohydrates, or sugar-like molecules called GAGs. These carbohydrates and the target proteins to which they bind are implicated in disease development.

The objective of our Drug Discovery program is to deliver an accelerated drug discovery service, for the development of new oral and inexpensive designer drugs. These are important attributes in a healthcare market besieged by the cost of pharmaceuticals that are claiming an increasing proportion of the healthcare budget.

To understand the importance of our pursuits in the carbohydrate-protein area is to understand the revolutions brought about by advances the study of genes 'genomics' and the corresponding proteins they produce 'proteomics' that are currently fuelling drug discovery efforts. The remaining untapped bastion is in the area of carbohydrate or sugar chemistry that promises to deliver abundant new options for drug discovery.

The Drug Discovery program started in this calendar year, and significant progress has already been made in the area of patenting. Project milestones are also being achieved well ahead of schedule. We already anticipate commercialising our drug discovery platform through Pharma and Biotech alliances before the START Grant program expires.

A special project has also been initiated with Professor Mark von Itzstein at the Griffith University's Centre for Biomolecular Science & Drug Discovery. This program aims to develop drugs for the inflammatory diseases multiple sclerosis and inflammatory bowel disease. Mark von Itzstein is one of the pre-eminent scientists behind the design of flu drug Relenza and with his commercially focused drug design capabilities we are confident of developing some lead compounds from the project for testing. A major milestone was achieved recently through the supply of the enzyme heparanase from which the Griffith University scientists will perform structural studies using X-ray crystallography to identify and understand the target site for inhibition.

Let's move on now to discuss progress in our drug development program.

This morning we announced to the market the exciting news that the first data on PI-88 has just been presented at a major European conference organised by the European Organisation for the Research & Treatment of Cancer Conference (EORTC) in Frankfurt, Germany. The data is from the Phase I/II trial in advanced cancers being conducted at the University of Colorado Health Sciences Centre.


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                                                              PROGEN
                                                              INDUSTRIES LIMITED

MEDIA RELEASE - AGM 2002
Managing Directors Review


The study is ongoing, but evidence so far from 23 patients indicates that PI-88 has shown little toxicity, or drug related side effects. Moreover, some patients with advanced melanoma have had their disease stabilize over an 8-16 month period, and in one particular patient, the size and number of secondary cancers in the lung have reduced since treatment started.

This is an important milestone for the company and PI-88, as the promising evidence from animal studies relating to PI-88's anti-tumour and anti-metastatic potential are showing signs of being reflected in humans.

I would like to invite Prof. John Zalcberg who has just returned from the conference to add his comments. By means of introduction, apart from being a non-executive director of Progen, Professor Zalcberg is the Director of the Division of Oncology & Haematology at the Peter McCallum Cancer Institute in Melbourne. He is a treating oncologist and also holds many other distinguished posts.


We have now initiated 4 separate Phase I/II clinical trials with PI-88 in various advanced cancers. The 4th most recent trial is a Phase I/II clinical trial investigating the effect of PI-88 in combination with the established chemotherapy drug Taxotere in lung cancer. The rationale behind combination with Taxotere is that the combination will act synergistically to provide a double blow to cancer, and allow patients to receive lower doses of chemotherapy thereby reducing the side-effects from therapy.

Another important event is also taking place today as I speak. A PI-88 Clinical Expert Meeting is being convened in Brisbane with all local and international Clinical teams running trials with PI-88. Represented will be Prof. Gail Eckhardt (USA), Drs. Scott Holden and Rene Gonzales (USA), Drs.' John Bashford, Andrew Spencer and Nic Pavlakis (Aust), Dr. Gi-Ming Lai (Taiwan). The objective of this meeting is to exchange clinical experiences and discuss ways to optimise the development of the drug in both current and future trials.


Progen has also recently licensed-in an exciting new anti-cancer compound, code named PI-166, from UNSW (Unisearch). In October PI-166 was approved by hospital ethics to enter a Phase Ib human clinical trial in liver cancer patients. This trial is scheduled to start in the near future. The addition of PI-166 to our portfolio not only demonstrates our commitment in the fight against cancer, but doubles the opportunity of our current development program.

What is PI-166? PI-166 is a chemical compound that will be developed initially in primary liver cancer, which is also referred to as hepatoma. Laboratory and animal models show that a special delivery system directs PI-166 into tumour cells with deadly effect. Generally these liver tumour cells do not respond to



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                                                              PROGEN
                                                              INDUSTRIAL LIMITED

MEDIA RELEASE - AGM 2002
Managing Directors Review


currently tested drugs. Based on the evidence provided so far, we are excited about the prospect of initiating a Phase Ib clinical trial to test the safety and early signs of efficacy of PI-166 in hepatoma patients.

Hepatoma should be differentiated from secondary liver cancer. It is often a result of chronic liver infection by the hepatitis B or C virus whereas secondary liver cancer is a result of metastases or spread of a primary tumour such as colon cancer to the liver.

Hepatoma is the fifth most common cancer in the world and it is a devastating disease. Patients are generally at an advanced stage when diagnosed. Survival rates are extremely poor and Hepatoma will kill almost all patients who have it within a year. In 1990, the World Health Organization estimated that there were about 430,000 new cases worldwide, and a similar number of patients died as a result of this disease. About three quarters of the cases are found in Southeast Asia (China, Hong Kong, Taiwan, Korea, and Japan) and it is also very common in parts of Africa. In developed countries of the West the problem is as grave, but nowhere as large. However, prognosis and the potential burden on families and the healthcare system of patients infected with hepatitis B or C that go on to develop hepatoma has spurned the race for effective treatments. Several registered drugs for the treatment of hepatitis already command a greater than US$1 billion market.

There are currently no effective approved treatments that impact significantly on the survival of these patients.


The key focus this year for the PI-88 and PI-166 clinical programs is patient recruitment into the trials. Armed with information from these trials we will be able to provide a convincing data package to licensing partners for the final clinical development, registration and marketing of our products.


Our Commercial Services businesses, comprising of Contract Services and Lifesciences, have also done an excellent job significantly improving profitability and revenues as Stephen mentioned.

Contract Services includes the development and manufacture of biopharmaceutical products for other biotechnology and related clients. We have worked on a broad spectrum of projects during the course of the year and have been successful in all of those undertakings.

Our Lifesciences unit distributes and supports high tech consumable products for International Lifesciences companies in Australia and New Zealand. It is a significant achievement for us that large multinational clients such as PerBio are entrusting Progen over much bigger companies operating in Australia to distribute and support their products.


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                                                              PROGEN
                                                              INDUSTRIAL LIMITED

MEDIA RELEASE - AGM 2002
Managing Directors Review

The Commercial Services strategy is simple, to build up these businesses we need to deliver an excellent customer service and build on reputation. Judging by the increasing attraction in our services by reputable clients, we are making significant in-roads to achieving that.


In summary, our objectives for 2002 were achieved, barring the delayed initiation of the 3rd clinical trial that has now been initiated. In the current year we intend to continue or improve on the performance in all fronts as outlined in the Annual Report 'Highlights and Priorities'.

Specifically;

1.   Drive the commercial Milestones for;
     -    PI-88
     -    PI-166
     -    Drug Discovery
     -    Commercial Services

2.   Screen appropriate external funding possibilities

3.   Continue screening for potential in-licensing opportunities

As Stephen mentioned, our staff are our key asset. None of these achievements are/will be possible without their dedication.

All of us at Progen remain committed in our belief that the inherent value being built up in the company is underpinned by good commercial strategies that will un -lock shareholder value in the long-term.

Thank you.


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